Dreyfus Massachusetts Municipal Money Market Fund
Statement of Investments
April 30, 2005 (Unaudited)

Tax Exempt Investments--103.3%	Principal Amount ($)		Value ($)
Blackstone Valley Vocational Regional School District			
GO Notes, BAN 3%, 7/15/2005	2,000,000		2,003,250
Clinton, GO Notes, BAN 2.75%, 5/4/2005	4,045,000		4,045,237
Duxbury, GO Notes, BAN 3%, 7/14/2005	500,000		500,910
Falmouth, GO Notes, BAN 3.25%, 7/21/2005	2,000,000		2,005,505
Gill-Montague Regional School District, GO Notes			
BAN 3%, 7/29/2005	1,650,000		1,654,973
Greater New Bedford Regional Vocational			
Technical High School District			
GO Notes, BAN 3%, 9/15/2005	4,125,000		4,137,169
Koch Certificates of Trust, Revenue, VRDN			
3.09% (Insured; AMBAC and Liquidity Facility;			
State Street Bank & Trust Co.)	3,997,930	a	3,997,930
Leicester, GO Notes, BAN 2.75%, 5/19/2005	3,505,000		3,506,941
Leominster, GO Notes, BAN 2.75%, 5/12/2005	1,215,000		1,215,336
State of Massachusetts, GO Notes			
Consolidated Loan 5%, 9/1/2005	110,000		110,987
Massachusetts Development Finance Agency:			
Electric Revenue, CP (Nantucket Electric Co.):			
2.05%, 5/24/2005	4,800,000		4,800,000
2.15%, 5/25/2005	1,425,000		1,425,000
VRDN:			
College and University Revenue:			
(Assumption College)			
3.02% (LOC; The Bank of New York)	2,900,000	a	2,900,000
(Suffolk University) 3.10% (Insured; Radian Bank			
and Liquidity Facility: Bank of America			
and State Street Bank & Trust Co.)	10,000,000	a	10,000,000
(The Rivers School Issue)			
3% (LOC; Citizen's Bank of Massachusetts)	2,500,000	a	2,500,000
(Wentworth Institute of Technology)			
3.10% (Insured; Radian Bank and			
Liquidity Facility; Bank of America)	11,900,000	a	11,900,000
Industrial Revenue:			
(Catania-Spagna) 3.10% (LOC; Lloyds TSB Bank)	2,925,000	a	2,925,000
(ECM Plastics Issue) 3.10% (LOC; PNC Bank)	2,790,000	a	2,790,000
(FIBA Technologies) 3.08% (LOC; Comerica Bank)	2,200,000	a	2,200,000
(ISO New England Inc.) 3.02% (LOC; Key Bank N.A.)	6,000,000	a	6,000,000
MFHR:			
(Georgetown Village Apartments)			
3.07% (Insured; FNMA)	4,535,000	a	4,535,000
(Midway Studios Project)			
3.08% (LOC: Bank of America and			
Citizen's Bank of Massachusetts)	5,000,000	a	5,000,000
Private Schools Revenue:			
(Belmont Day School Inc.)			
3.02% (LOC; PNC Bank)	3,200,000	a	3,200,000
(Bershire School Project)			
3.02% (LOC; Allied Irish Bank)	2,000,000	a	2,000,000
(Dana Hall School)			
3% (LOC; The Bank of New York)	5,000,000	a	5,000,000

(Worchester YMCA Issue)			
3.02% (LOC; SunTrust Bank)	3,700,000	a	3,700,000
Revenues:			
(Alliance of Massachusetts Inc. Project)			
3.05% (LOC; PNC Bank)	3,600,000	a	3,600,000
(Fessenden School)			
3.07% (LOC; Bank of America)	4,000,000	a	4,000,000
(Lesley University)			
3.07% (LOC; Bank of America)	3,000,000	a	3,000,000
(Mystic Valley Regional School Charter)			
3.02% (LOC; Bank of Nova Scotia)	1,655,000	a	1,655,000
Massachusetts Health and Educational Facilities			
Authority:			
Education Revenue, CP (Harvard University)			
2.90%, 5/18/2005	3,000,000		3,000,000
Revenue, VRDN (Cape Cod Healthcare Inc.)			
3.06% (Insured; Assured Guaranty and Liquidity			
Facility; Bank of America)	5,000,000	a	5,000,000
Massachusetts Housing Finance Agency, SFHR			
1.15%, 5/2/2005	1,500,000		1,500,000
Massachusetts Industrial Finance Agency, VRDN			
Industrial Revenue:			
(Barker Steel Co. Issue)			
3.32% (LOC; Citizen's Bank of Massachusetts)	1,100,000	a	1,100,000
(Peterson American Corp. Project)			
3.15% (LOC; Bank One)	800,000	a	800,000
Massachusetts Port Authority, Special Facilities Revenue			
VRDN, Putters Program 3.06% (Insured; AMBAC			
and Liquidity Facility; JPMorgan Chase Bank)	4,000,000	a	4,000,000
Nahant, GO Notes, BAN 3%, 11/17/2005	2,100,000		2,109,037
Needham, GO Notes, BAN 3%, 6/15/2005	3,885,000		3,889,755
North Brookfield, GO Notes, BAN 3.50%, 9/21/2005	3,223,392		3,239,599
Northborough-Southborough Regional School			
District, GO Notes, BAN 3%, 10/27/2005	2,600,000		2,611,198
Norwell, GO Notes, BAN 3.25%, 8/17/2005	2,500,000		2,508,115
Revere, GO Notes, BAN 3%, 8/26/2005	1,900,000		1,904,785
Seekonk, GO Notes, BAN 3%, 8/19/2005	2,615,000		2,622,024
Weymouth, GO Notes 4.50%			
3/1/2006 (Insured; AMBAC)	805,000		818,150
Total Investments (cost $141,410,901)	**103.3%**		**141,410,901**
Liabilities, Less Cash and Receivables	**(3.3)%**		**(4,570,017)**
Net Assets	**100.0%**		**136,840,884**

Summary of Abbreviations (Unaudited)

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**MFHR**	Multi-Family Housing Revenue
CP	Commercial Paper	**SFHR**	Single Family Housing Revenue
FNMA	Federal National Meeting Association	**VRDN**	Variable Rate Demand Notes
GO	General Obligation		

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	84.6
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	2.9
Not Rated c		Not Rated c		Not Rated c	12.5
					100.0

* Based on Total Investments.
a Securities payable on demand. Variable interest - subject to periodic changes.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager
    to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.